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NEWS RELEASE

                                                           INDUSTRIAL SCIENTIFIC
- --------------------------------------------------------------------------------
                                                                CORPORATION


Date:    August 15, 1996                                101 Oakdale Road
                                                        Oakdale, PA 15071-1500
Release: Immediately                                    USA
                                                        (412) 788-4353
Contact: James P. Hart, Vice President Finance          1-800-DETECTS (338-3287)
         Chief Financial Officer                        FAX (412) 788-8353
         412-788-4353



                       INDUSTRIAL SCIENTIFIC CORPORATION
               ANNOUNCES FISCAL YEAR 1996 SECOND QUARTER RESULTS

PITTSBURGH, PA-- August 15, 1996 -- Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) today reported results for the second quarter ended July 27, 1996.

Net sales for the second quarter were $9,072,000, up 10.6% from $8,205,000 recorded in the second quarter of 1995. Net income totaled $795,000 or $0.24 per share compared to $910,000 or $0.27 per share for the second quarter last year.

Net sales for the six-months ended July 27, 1996 increased 8.0% to $18,433,000 compared to $17,063,000 for the six months ended July 29,1995. Net income totaled $1,915,000 or $0.57 per share for the current six month period compared to $2,051,000 or $0.61 for the prior year period.

Kent D. McElhattan, President and CEO, stated, "Increased sales resulted primarily from initiatives begun in late 1994 to penetrate international markets. At this stage in Industrial Scientific's development, it is critical that we demonstrate effectiveness in two areas: first, competing outside the North American marketplace and, secondly, expanding manufactured product lines. Year to date results reflect successes achieved thus far toward our goal of expanding internationally, especially into Middle Eastern and Pacific Rim countries. We are pleased that gross profit margins remain strong, virtually unchanged from prior years. Operating profit and net income reflect higher operating expenses associated with this international expansion as well as continued aggressive new product development commitments, including the MG2100 Portable Mass Spectrometer scheduled for full market release late this year. I am confident that these investments to expand our worldwide market presence and diversify product offerings will result in increased shareholder value."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells portable gas monitoring instruments and other technical products for the preservation of life and property.

Except for historical information contained herein, some matters discussed in this news release constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected.
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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                Condensed Consolidated Statement of Operations
                                 (Unaudited)
                   (In thousands, except per share amounts)

                                     Three Months Ended             Six Months Ended
                                    7/27/96       7/29/95         7/27/96      7/29/95

Net Sales                           $9,072        $8,205         $18,433       $17,063
Gross profit                         4,760         4,338           9,835         9,054
Operating profit                     1,058         1,238           2,629         2,871
Net income                             795           910           1,915         2,051

Net income per common share          $0.24         $0.27           $0.57         $0.61

Weighted average number of
   common and common equivalent
   shares outstanding                3,380         3,382           3,378         3,383
